Exhibit 99.1

NOTICE TO SHAREHOLDERS

For the Nine Months Ended September 30, 2016

(Unaudited and Expressed in US Dollars)

POET TECHNOLOGIES INC.

Auditors' involvement

The auditors of POET Technologies Inc. have not performed a review of these condensed unaudited consolidated financial statements for the three and nine months ended September 30, 2016 and September 30, 2015.

POET TECHNOLOGIES INC.

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Expressed in US Dollars)		Audited
	September 30,	December 31,
	2016	2015

Assets
Current
Cash and cash equivalents	$9,699,889	$14,409,996
Accounts receivable and unbilled revenue (Note 19)	893,960	-
Prepaids and other current assets (Note 17)	798,436	150,923
Inventories (Note 20)	655,364	-

	12,047,649	14,560,919
Property and equipment (Note 4)	9,777,432	947,107
Patents and licenses (Note 5)	432,128	426,813
Intangible assets (Note 22)	446,161	-
Goodwill (Note 21)	7,881,040	-

	$30,584,410	$15,934,839

Liabilities
Current
Accounts payable and accrued liabilities (Note 6)	$1,819,725	$515,421

	1,819,725	515,421

Deferred tax liability (Note 21)	1,395,644	-

	3,215,369	515,421

Shareholders' Equity

Share capital (Note 7(b))	101,059,319	81,027,171
Warrants (Note 8)	-	2,013,747
Contributed surplus (Note 9)	28,209,836	25,618,159
Accumulated other comprehensive loss	(1,803,364)	(2,388,987)
Deficit	(100,096,750)	(90,850,672)

	27,369,041	15,419,418

	$30,584,410	$15,934,839

Commitments and contingencies (Note 11)

On behalf of the Board of Directors

By: /S/ Chris Tsiofas	By: /S/ Suresh Venkatesan
Director	Director

The accompanying notes are an integral part of these condensed consolidated financial statements.	Page 2

POET TECHNOLOGIES INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

(Expressed in US Dollars)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2016	2015	2016	2015

Revenue	$861,545	$-	$1,438,286	$-

Cost of sales	453,626	-	863,591	-

Gross margin	407,919	-	574,695	-

Operating expenses
Selling, marketing and administration (Note 16)	3,045,091	2,512,991	8,399,255	5,970,289
Research and development (Note 16)	594,453	937,614	1,779,937	2,518,927
Impairment loss (Notes 2, 4 and 18)	-	-	63,522	-
Loss on disposal of property and equipment (Note 4)	-	-	16,931	-
Investment income, including interest	(11,473)	(18,979)	(47,225)	(56,243)

Operating expenses	3,628,071	3,431,626	10,212,420	8,432,973

Net loss from operations	(3,220,152)	(3,431,626)	(9,637,725)	(8,432,973)
Change in fair value of contingent consideration (Note 21)	(283,130)	-	(283,130)	-

Net loss before income tax recovery	(2,937,022)	(3,431,626)	(9,354,595)	(8,432,973)
Income tax recovery	(108,517)	-	(108,517)	-

Net loss	(2,828,505)	(3,431,626)	(9,246,078)	(8,432,973)

Deficit, beginning of period	(97,268,245)	(83,781,849)	(90,850,672)	(78,780,502)
Net loss	(2,828,505)	(3,431,626)	(9,246,078)	(8,432,973)

Deficit, end of period	$(100,096,750)	$(87,213,475)	$(100,096,750)	$(87,213,475)

Basic and diluted net loss per share (Note 10)	$(0.01)	$(0.02)	$(0.04)	$(0.03)

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Expressed in US Dollars)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2016	2015	2016	2015

Net loss	$(2,828,505)	$(3,431,626)	$(9,246,078)	$(8,432,973)

Other comprehensive income (loss) - net of income taxes
Exchange differences on translating foreign operations	(84,517)	(827,708)	585,623	(1,409,361)

Comprehensive loss	$(2,913,022)	$(4,259,334)	$(8,660,455)	$(9,842,334)

The accompanying notes are an integral part of these condensed consolidated financial statements.	Page 3

POET TECHNOLOGIES INC.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

(Expressed in US Dollars)

For the Nine Months Ended September 30,	2016	2015

Share Capital
Beginning balance	$81,027,171	$61,688,953
Funds from the exercise of warrants and compensation warrants	1,943,919	9,220,585
Fair value of warrants and compensation warrants exercised	901,417	4,310,210
Funds from the exercise of stock options	1,605,519	1,749,903
Fair value assigned to stock options exercised	1,687,664	1,801,209
Commons shares issued on business acquisitions	12,050,000	-
Common shares issued to settle liabilities	1,843,629	-

September 30,	101,059,319	78,770,860

Warrants
Beginning balance	2,013,747	6,458,659
Fair value of warrants and compensation warrants exercised	(901,417)	(4,310,210)
Fair value of expired warrants	(1,112,330)	-

September 30,	-	2,148,449

Contributed Surplus
Beginning balance	25,618,159	23,616,664
Stock-based compensation	3,167,011	3,326,407
Fair value of stock options exercised	(1,687,664)	(1,801,209)
Fair value of expired warrants	1,112,330	-

September 30,	28,209,836	25,141,862

Accumulated Other Comprehensive Loss
Beginning balance	(2,388,987)	(584,552)
Other comprehensive income (loss) attributable to common shareholders - translation adjustment	585,623	(1,409,361)

September 30,	(1,803,364)	(1,993,913)

Deficit
Beginning balance	(90,850,672)	(78,780,502)
Net loss	(9,246,078)	(8,432,973)

September 30,	(100,096,750)	(87,213,475)

Total shareholders' equity	$27,369,041	$16,853,783

The accompanying notes are an integral part of these condensed consolidated financial statements.	Page 4

POET TECHNOLOGIES INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in US Dollars)

For the Nine Months Ended September 30,	2016	2015

CASH (USED IN) PROVIDED BY:
OPERATING ACTIVITIES
Net loss	$(9,246,078)	$(8,432,973)
Adjustments for:
Depreciation of property and equipment (Note 4)	830,481	206,130
Amortization of patents and licenses (Note 5)	35,332	30,207
Amortization of intangibles (Note 22)	12,409	-
Loss on disposition of property and equipment (Note 4)	16,931	-
Impairment of non-current asset held for sale (Notes 2 and 18)	63,522	-
Stock-based compensation (Note 9)	3,167,011	3,326,407
Change in fair value of contingent consideration (Note 21)	(283,130)	-
Income tax recovery	(108,517)	-

	(5,512,039)	(4,870,229)
Net change in non-cash working capital accounts:
Accounts receivable and unbilled revenue	(525,051)	-
Prepaid and other current assets	(417,648)	145,744
Inventory	(336,107)	-
Accounts payable and accrued liabilities	(288,320)	(72,655)

Cash flows from operating activities	(7,079,165)	(4,797,140)

INVESTING ACTIVITIES
Cash proceeds from acquisitions	18,791	-
Proceeds from the disposal of property and equipment (Note 4)	2,195	-
Purchase of property and equipment (Note 4)	(973,903)	(33,424)
Purchase of patents and licenses (Note 5)	(40,647)	(168,492)
Intangibles assets (Note 22)	(272,439)	-

Cash flows from investing activities	(1,266,003)	(201,916)

FINANCING ACTIVITIES
Advances made prior to acquisition (Note 21)	(500,000)	-
Issue of common shares for cash, net of issue costs	3,549,438	10,970,488

Cash flows from financing activities	3,049,438	10,970,488

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	585,623	(1,409,361)

NET CHANGE IN CASH AND CASH EQUIVALENTS	(4,710,107)	4,562,071
CASH AND CASH EQUIVALENTS, beginning of period	14,409,996	11,287,864

CASH AND CASH EQUIVALENTS, end of period	$9,699,889	$15,849,935

The accompanying notes are an integral part of these condensed consolidated financial statements.	Page 5

POET TECHNOLOGIES INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

1.	DESCRIPTION OF BUSINESS

POET Technologies Inc. is incorporated in the Province of Ontario. POET Technologies Inc. and its subsidiaries (the "Company") is the developer of the planar opto-electronic technology (“POET”) platform semiconductor process IP for monolithic fabrication of integrated circuit devices containing both electronic and optical elements on a single die. The Company also designs, manufactures and sells photonic sensing and optical light source products. The Company's head office is located at 120 Eglinton Avenue East, Suite 1107, Toronto, Ontario, Canada M4P 1E2. These condensed unaudited consolidated financial statements of the Company were approved by the Board of Directors of the Company on November 28, 2016.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These condensed unaudited consolidated financial statements of the Company and its subsidiaries were prepared in accordance with International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board ("IASB").

These condensed unaudited interim consolidated financial statements do not include all of the information required for full annual financial statements and should be read in conjunction with the consolidated audited financial statements for the year ended December 31, 2015.

The preparation of financial statements in accordance with IAS 34 requires the use of certain critical accounting estimates. It also requires management to exercise judgment in applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the financial statements are disclosed below:

Basis of presentation

These condensed unaudited consolidated financial statements include the accounts of POET Technologies Inc. and its subsidiaries; ODIS Inc.("ODIS"), Opel Solar Inc., BB Photonics Inc., BB Photonics UK Limited (collectively "BB Photonics") and DenseLight Semiconductors Pte. Ltd ("DenseLight"). All intercompany balances and transactions have been eliminated on consolidation.

Business combinations

Acquisitions of businesses are accounted for using the acquisition method. The acquisition cost is measured at the acquisition date at the fair value of the consideration transferred, including all contingent consideration.

Subsequent changes in contingent consideration are accounted for through the condensed consolidated statements of operations and deficit and condensed consolidated statements of comprehensive loss in accordance with the applicable standards.

Goodwill arising on acquisition is initially measured at cost, being the difference between the fair value of the consideration transferred including the recognized amount of any non-controlling interest in the acquiree and the net recognized amount (generally fair value) of the identifiable assets and liabilities assumed at the acquisition date. If the net of the amounts of the identifiable assets acquired and liabilities assumed exceeds the sum of the consideration transferred, the amount of any non-controlling interests in the acquiree and the fair value of the acquirer’s previously held interest in the acquiree (if any), the excess is recognized immediately in profit or loss as a bargain purchase gain.

Acquisition-related costs, other than those that are associated with the issue of debt or equity securities that the Company incurs in connection with a business combination, are expensed as incurred.

Foreign currency translation

These condensed unaudited consolidated financial statements are presented in U.S. dollars ("USD"), which is the Company's presentation currency.

POET TECHNOLOGIES INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in US Dollars)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Items included in the financial statements of each of the Company's subsidiaries are measured using the currency of the primary economic environment in which the entity operates (the "functional currency"). Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transaction. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities not denominated in the functional currency of an entity are recognized in the statement of operations and deficit.

Assets and liabilities of entities with functional currencies other than U.S. dollars are translated into the presentation currency at the period end rates of exchange, and the results of their operations are translated at average rates of exchange for the period. The resulting translation adjustments are included in accumulated other comprehensive loss in shareholders' equity. Additionally, foreign exchange gains and losses related to certain intercompany loans that are permanent in nature are included in accumulated other comprehensive loss.

Financial Instruments

Financial instruments are required to be classified as one of the following: held-to-maturity; loans and receivables, fair value through profit or loss; available-for-sale or other financial liabilities.

The Company's financial instruments include cash and cash equivalents, accounts payable and accrued liabilities. The Company designated its cash and cash equivalents as fair value through profit or loss and its accounts payable and accrued liabilities as other financial liabilities.

Fair value through profit or loss financial assets are measured at fair value with gains and losses recognized in operations. Financial assets, loans and receivables and other financial liabilities are measured at amortized cost. Available-for-sale financial assets are measured at fair value with unrealized gains and losses recognized in other comprehensive loss.

Fair value of a financial instrument is the amount of consideration that would be agreed upon in an arm’s length transaction between knowledgeable, willing parties who are under no compulsion to act. The fair value of a financial instrument on initial recognition is the transaction price, which is the fair value of the consideration given or received. Subsequent to initial recognition, the fair value of a financial instrument that is quoted in active markets is based on the bid price for a financial asset held and the offer price for a financial liability. When an independent price is not available, fair value is determined by using a valuation methodology that refers to observable market data. Such a valuation technique includes comparisons with a similar financial instrument where an observable market price exists, discounted cash flow analysis, option pricing models and other valuation techniques commonly used by market participants. If no reliable estimate can be made, the Company measures the financial instrument at cost less impairment as a last resort.

Accounts receivable

Accounts receivable are amounts due from customers from the sale of products or services in the ordinary course of business. Accounts receivables are classified as current (on the consolidated statements of financial position) if payment is due within one year of the reporting period date, and are initially recognized at fair value and subsequently measured at amortized cost.

The provision policy for doubtful accounts of the Company is based on the ageing analysis and management's ongoing evaluation of the recoverability of the outstanding receivables. A considerable amount of judgement is required in assessing the ultimate realization of these receivables, including the assessment of the creditworthiness and the past collection history of each customer. If the financial conditions of these customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required. As at the balance sheet date, no provision was required for accounts receivable.

POET TECHNOLOGIES INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in US Dollars)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Inventories

Inventories consist of raw material inventories, work in process, and finished goods and are recorded at the lower of cost and net realizable value. Cost is determined on a first in first out basis and includes all costs of purchase, costs of conversion and other costs incurred in bringing the inventory to its present condition.

An assessment is made of the net realizable value of inventory at each reporting period. Net realizable value is the estimated selling price less the estimated cost of completion and the estimated costs necessary to make the sale. When circumstances that previously caused inventories to be written down no longer exist or when there is clear evidence of an increase in net realizable value because of changed economic circumstances, the amount of any write down previously recorded is reversed so that the new carrying amount is the lower of the cost and the revised net realizable value. Raw materials are not written down unless the goods in which they are incorporated are expected to be sold for less than cost, in which case, they are written down by reference to replacement cost of the raw materials, as this is the best indicator of net realizable value.

Property and equipment

Property and equipment are recorded at cost. Depreciation is calculated based on the estimated useful life of the asset using the following method and useful lives:

Machinery and equipment	Straight Line, 5 years
Leasehold improvements	Straight Line, 5 years or life of the lease, whichever is less
Office equipment	Straight Line, 5 years

Patents and licenses

Patents and licenses are recorded at cost and amortized on a straight line basis over 12 years. Ongoing maintenance costs are expensed as incurred.

Impairment of long-lived assets

The Company’s tangible and intangible assets are reviewed for indications of impairment whenever events or changes in circumstances indicate that the carrying amounts of the assets may not be recoverable. An assessment is made at each reporting date whether there is any indication that an asset may be impaired.

An impairment loss is recognized when the carrying amount of an asset exceeds its recoverable amount. Impairment losses are recognized in profit and loss for the year. The recoverable amount is the greater of the asset’s fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit ("CGU") to which the asset belongs.

An impairment loss is reversed if there is an indication that there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

The Company reported an impairment loss of $63,522 (note 18) during the nine months ended September 30, 2016. The Company did not record an impairment loss in 2015.

Goodwill

Goodwill represents the excess of the cost of an acquired business over the fair value of the identifiable assets acquired net of liabilities assumed. Goodwill is measured at cost less accumulated impairment losses and is not amortized. Goodwill is tested for impairment on an annual basis or whenever facts or circumstances indicate that the carrying amount may exceed its recoverable amount.

POET TECHNOLOGIES INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in US Dollars)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

As at the balance sheet date, goodwill and intangible assets acquired on acquisition were not clearly identified. The Company is allowed a period not exceeding one year to accurately allocate the purchase price to the fair value of assets and liabilities acquired, including goodwill and intangibles. The Company expects the allocation to be completed by December 31, 2016.

Contingent consideration

The Company may pay future consideration related to acquisitions based upon performance measures contractually agreed at the time of purchase. Management estimates the future consideration payable based on underlying contract terms, and best estimates of the future performance of the acquiree. Depending on the future performance of the acquiree, management estimates of the amounts payable for future consideration related to acquisitions may materially differ from the consideration ultimately paid.

Income taxes

The Company follows the liability method of accounting for income taxes. Under this method, deferred income taxes are provided on differences between the financial reporting and income tax bases of assets and liabilities and on income tax losses available to be carried forward to future years for tax purposes. Deferred income taxes are measured using the substantively enacted tax rates and laws that are expected to be in effect when the differences are expected to reverse. Valuation allowances are provided to reduce deferred income tax assets to the amount expected to be realized.

Revenue recognition

Sale of goods

Revenue from the sale of goods is recognized when significant risks and rewards of ownership are transferred to the buyer, there is persuasive evidence of an arrangement, collection is probable and fees are fixed and determinable.

Service revenue

Revenue from services that are one year or less is recognized when the services are completed. Revenue from services of a long-term nature is recognized by reference to the stage of completion of the transaction at the end of the reporting period determined by services performed to date as a percentage of total services and the amount of revenue, stage of completion, and the costs incurred for the transaction and the costs to complete the transaction can be measured reliably.

Interest income

Interest income on cash and cash equivalents classified as fair value through profit or loss is recognized as earned using the effective interest method.

Intangible assets

Research and development costs

Research costs are expensed in the year incurred. Development costs are also expensed in the year incurred unless the Company believes a development project meets IFRS criteria as set out in IAS 38, Intangible Assets, for deferral and amortization. IAS 38 requires all research costs be charged to expense while development costs are capitalised only after technical and commercial feasibility of the asset for sale or use have been established. This means that the entity must intend and be able to complete the intangible asset and either use it or sell it and be able to demonstrate how the asset will generate future economic benefits. Since its acquisition of DenseLight, the Company deferred development costs of $272,439 which is included in intangible assets. Development costs will be amortized on a straight-line basis based on the best estimate of the useful life of the asset developed from the point at which the asset is ready for use. Development costs are tested for impairment whenever events or changes indicate that its carrying amount may not be recoverable.

POET TECHNOLOGIES INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in US Dollars)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Customer relationships

Intangible assets include customer relationships acquired with the acquisition of DenseLight. Customer relationships is an externally acquired intangible asset and is measured at cost less accumulated amortization and any accumulated impairment losses. Customer relationships is amortized on a straight-line basis over its estimated useful life and is tested for impairment whenever events or changes indicate that its carrying amount may not be recoverable. The useful life of customer relationships was determined to be 5 years.

Stock-based compensation

Stock options and warrants awarded to non employees are accounted for using the fair value of the instrument awarded or service provided whichever is considered more reliable. Stock options and warrants awarded to employees are accounted for using the fair value method. The fair value of such stock options and warrants granted is recognized as an expense on a proportionate basis consistent with the vesting features of each tranche of the grant. The fair value is calculated using the Black-Scholes option pricing model with assumptions applicable at the date of grant.

Loss per share

Basic loss per share is calculated by dividing net loss by the weighted average number of common shares outstanding during the year. Diluted loss per share is calculated by dividing net loss by the weighted average number of common shares outstanding during the period after giving effect to potentially dilutive financial instruments. The dilutive effect of stock options and warrants is determined using the treasury stock method.

3.	RECENT ACCOUNTING PRONOUNCEMENTS

The following is a summary of recent accounting pronouncements that may affect the Company:

IFRS 15, Revenue from Contracts with Customers ("IFRS 15"). The IASB issued IFRS 15, which is effective for annual periods beginning on or after January 1, 2017. The standard contains a single model that applies to contracts with customers and two approaches to recognizing revenue: at a point in time and over time. The model features a contract-based five-step analysis of transactions to determine whether, how much and when revenue is recognized. New estimates and judgmental thresholds have been introduced, which may affect the amount and/or timing of revenue recognized. The Company is in the process of assessing the impact of this standard on its consolidated financial statements.

IFRS 16, Leases (“IFRS 16”) sets out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract, the customer (lessee) and the supplier (lessor). This will replace IAS 17, Leases (“IAS 17”) and related Interpretations. IFRS 16 provides revised guidance on identifying a lease and for separating lease and non-lease components of a contract. IFRS 16 introduces a single accounting model for all lessees and requires a lessee to recognize right-of-use assets and lease liabilities for leases with terms of more than 12 months, unless the underlying asset is of low value, and depreciation of lease assets is reported separately from interest on lease liabilities in the income statement. Under IFRS 16, lessor accounting for operating and finance leases will remain substantially unchanged. IFRS 16 is effective for annual periods beginning on or after January 1, 2019, with earlier application permitted for entities that apply IFRS 15, Revenue from Contracts with Customers. The Company is in the process of assessing the impact of this standard on its consolidated financial statements.

POET TECHNOLOGIES INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in US Dollars)
4.	PROPERTY AND EQUIPMENT

	Construction in	Leasehold	Machinery and	Office
	progress	improvements	equipment	equipment	Total

Cost
Balance, January 1, 2015	$3,152	$-	$1,273,922	$56,406	$1,333,480
Additions	7,024	5,896	126,181	25,285	164,386
Reclassification	(10,176)	10,176	-	-	-

Balance, December 31, 2015	-	16,072	1,400,103	81,691	1,497,866
Additions (disposals) (1) (Note 21)	-	649,441	8,859,632	241,575	9,750,648
Reclassification/impairment (2)	-	-	(98,522)	-	(98,522)

Balance,September 30, 2016	-	665,513	10,161,213	323,266	11,149,992

Accumulated Depreciation
Balance, January 1, 2015	-	-	265,008	9,612	274,620
Depreciation for the year	-	3,104	258,190	14,845	276,139

Balance, December 31, 2015	-	3,104	523,198	24,457	550,759
Depreciation for the period	-	44,341	766,098	20,042	830,481
Disposals (1)	-	(3,104)	-	(5,576)	(8,680)

Balance, September 30, 2016	-	44,341	1,289,296	38,923	1,372,560

Carrying Amounts
At December 31, 2015	$-	$12,968	$876,905	$57,234	$947,107

At September 30, 2016	$-	$621,172	$8,871,917	$284,343	$9,777,432

(1) During the period, the Company (a) reduced its operations in Toronto. The Company disposed of $27,806 of its property and equipment for proceeds of $2,195 and recorded a loss on the disposal of property and equipment of $16,931 (b) added $217,722 of new equipment, however, only $119,200 was purchased during the period. $98,522 was purchased in 2015 but was classified as a prepaid deposit as it was not placed in use at December 31, 2015 (c) through the acquisition of DenseLight and BB Photonics, the Company acquired $8,706,029 of leaseholds improvements, machinery and office equipment (d) purchased an additional $854,704 of machinery and ofice equipment at DenseLight.

(2) $35,000 was reclassified to non-current assets held for sale and $63,522 was recorded as an impairment loss on the consolidated statements of operations and deficit.

5.	PATENTS AND LICENSES

Cost
Balance, January 1, 2015	$327,435
Additions	209,814

Balance, December 31, 2015	537,249
Additions	40,647

Balance, September 30, 2016	577,896

Accumulated Depreciation
Balance, January 1, 2015	66,714
Amortization	43,722

Balance, December 31, 2015	110,436
Amortization	35,332

Balance, September 30, 2016	145,768

Carrying Amounts
At December 31, 2015	$426,813

At September 30, 2016	$432,128

POET TECHNOLOGIES INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in US Dollars)
6.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	September 30,	December 31,
	2016	2015

Trade payable	$714,261	$337,564
Payroll related liabilities	944,155	104,788
Accrued liabilities	161,309	73,069

	$1,819,725	$515,421

Payroll related liabilities at September 30, 2016 includes $550,000 of bonus payable along with $184,570 of past salaries due to current and former employees of DenseLight.

7.	SHARE CAPITAL

(a)	AUTHORIZED
Unlimited number of common shares
One special voting share

(b)	COMMON SHARES ISSUED

	Number of
	Shares	Amount

Balance, January 1, 2015	166,578,084	$61,688,953
Shares issued on the exercise of stock options	8,106,300	2,703,436
Fair value of stock options exercised	-	2,816,625
Shares issued on the exercise of warrants and compensation warrants	22,413,431	9,373,245
Fair value of warrants and compensation warrants exercised	-	4,444,912

Balance, December 31, 2015	197,097,815	81,027,171
Shares issued to settle subsidiary accounts payable	2,386,386	1,843,629
Shares issued on business combination	15,607,240	12,050,000
Shares issued on the exercise of stock options	5,403,000	1,605,519
Fair value of stock options exercised	-	1,687,664
Shares issued on the exercise of warrants and compensation warrants	3,794,412	1,943,919
Fair value of warrants exercised	-	901,417

Balance, September 30, 2016	224,288,853	$101,059,319

POET TECHNOLOGIES INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in US Dollars)
8.	WARRANTS

The following table reflects the continuity of warrants:

	Average Exercise	Number of	Historical
	Price	Warrants	Fair value

Balance, January 1, 2015	$0.61	30,782,664	$6,458,659
Warrants and compensation warrants exercised	0.42	(22,413,431)	(4,444,912)

Balance, December 31, 2015	0.79	8,369,233	2,013,747
Warrants and compensation warrants exercised	0.51	(3,794,412)	(901,417)
Expired	1.02	(4,574,821)	(1,112,330)

Balance, September 30, 2016	$-	-	$-

9.	STOCK OPTIONS AND CONTRIBUTED SURPLUS

Stock Options

On July 7, 2016, shareholders of the Company approved amendments to the Company's fixed 20% stock option plan (as amended, referred to as the "2016 Plan"). Under the 2016 Plan, the board of directors may grant options to acquire common shares of the Company to qualified directors, officers, employees and consultants. The 2016 Plan provides that the number of common shares issuable pursuant to options granted under the 2016 Plan and pursuant to other previously granted options is limited to 44,352,885 (the “Number Reserved”). Any subsequent increase in the Number Reserved must be approved by shareholders of the Company and cannot, at the time of the increase, exceed 20% of the number of issued and outstanding shares. The stock options vest in accordance with the policies determined by the Board of Directors from time to time consistent with the provisions of the 2016 Plan which grants discretion to the Board of Directors.

Stock option transactions and the number of stock options outstanding were as follows:

		Weighted average
	Number of	Exercise
	Options	Price

Balance, January 1, 2015	24,237,800	$0.61
Expired/cancelled	(1,068,000)	1.13
Exercised	(8,106,300)	0.43
Granted	11,655,000	1.19

Balance, December 31, 2015	26,718,500	0.89
Expired/cancelled	(915,000)	1.07
Exercised	(5,403,000)	0.38
Granted	2,925,000	0.67

Balance, September 30, 2016	23,325,500	$0.97

During the period ended September 30, 2016, the Company granted 2,925,000 (2015 - 10,340,000) stock options to officers, employees and consultants of the Company to purchase common shares at an average price of $0.67 (2015 - $1.21) per share.

During the period ended September 30, 2016, the Company recorded stock-based compensation of $3,167,011 (2015 - $3,326,407) relating to stock options that vested during the period.

POET TECHNOLOGIES INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in US Dollars)
9.	STOCK OPTIONS AND CONTRIBUTED SURPLUS (Continued)

The stock options granted were valued using the Black-Scholes option pricing model using the following assumptions:

	2016	2015
Weighted average exercise price	$0.67	$1.21
Weighted average risk-free interest rate	1.01%	1.02%
Weighted average dividend yield	0%	0%
Weighted average volatility	104.5%	102.5%
Weighted average estimated life	10 years	5 years

Share price on the various grant dates were:

First grant	$0.75	$1.31
Second grant	0.74	1.59
Third grant	0.66	1.33
Fourth grant	0.71	1.14
Fifth grant	-	1.13
Sixth grant	-	1.25

The underlying expected volatility was determined by reference to the Company's historical share price movements, its dividend policy and dividend yield and past experience relating to the expected life of granted stock options.

The weighted average remaining contractual life and weighted average exercise price of options outstanding and of options exercisable as at September 30, 2016 are as follows:

Options Outstanding			Options Exercisable

			Weighted
		Weighted	Average		Weighted
		Average	Remaining		Average
Exercise	Number	Exercise	Contractual	Number	Exercise
Range	Outstanding	Price	Life (years)	Exercisable	Price

$0.11 - $0.25	1,070,000	$0.23	1.87	1,070,000	$0.23
$0.28 - $0.31	487,500	$0.28	0.96	487,500	$0.28
$0.34 - $0.37	50,000	$0.33	3.88	50,000	$0.33
$0.38 - $0.86	6,091,000	$0.46	5.03	3,566,000	$0.43
$0.87 - $1.64	15,627,000	$1.21	3.61	6,743,142	$1.15

	23,325,500	$0.97	3.20	11,916,642	$0.77

Contributed Surplus

The following table reflects the continuity of contributed surplus:

Amount

Balance, January 1, 2015	$23,616,664
Stock-based compensation	4,818,120
Fair value of stock options exercised	(2,816,625)

Balance, December 31, 2015	25,618,159
Stock-based compensation	3,167,011
Fair value of stock options exercised	(1,687,664)
Fair value of expired warrants	1,112,330

Balance, September 30, 2016	$28,209,836

POET TECHNOLOGIES INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in US Dollars)

10.       LOSS PER SHARE

	Three Months Ended September 30,		Nine Months Ended September 30,
	2016	2015	2016	2015

Numerator
Net loss	$(2,828,505)	$(3,431,626)	$(9,246,078)	$(8,432,973)

Denominator
Weighted average number of
common shares outstanding	222,621,288	180,201,853	211,001,957	176,809,323
Weighted average number of common
shares outstanding - diluted	222,621,288	180,201,853	211,001,957	176,809,323

Basic and diluted loss per share	$(0.01)	$(0.02)	$(0.04)	$(0.05)

The effect of common share purchase options, warrants, compensation warrants and shares to be issued on the net loss in 2016 and 2015 is not reflected as they are anti-dilutive.

11.	COMMITMENTS AND CONTINGENCIES

The Company has three facilities; head office located in Toronto, Canada, development operations located in San Jose, California and operating facilities located in Singapore. The Company has operating leases for development operations and operating facilities expiring January 31, 2017 and February 15, 2019 respectively .. As at September 30, 2016, the Company's head office was on a month to month lease term.

Rent expense under these leases was $114,620 and $219,278 for the three and nine months ended September 30, 2016 (2015 - $60,276 and $140,711).

Remaining minimum annual rental payments to the lease expiration date is as follows:

2017	$427,946
October 1, 2017 through 2019	554,980

$982,926

12.	RELATED PARTY TRANSACTIONS

Compensation to key management personnel were as follows:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2016	2015	2016	2015

Salaries	367,500	$418,378	$1,800,698	$1,219,401
Share-based payments (1)	679,313	1,084,701	2,363,618	1,915,065

Total	1,046,813	$1,503,079	$4,164,316	$3,134,466

(1) Share-based payments are the fair value of options granted to key management personnel and expensed during the various periods as calculated using the Black-Scholes model.

The Company paid or accrued $28,338 and $85,016 in fees and disbursements for the three and nine months ended September 30, 2016 (2015 - $29,797 and $76,545) to a law firm, of which a director is counsel, for legal services rendered to the Company.

POET TECHNOLOGIES INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in US Dollars)
12.	RELATED PARTY TRANSACTIONS (Continued)

The Company paid or accrued $75,000 in consulting fees for the three and nine months ended September 30, 2016 to a director for strategic, technology, integration and general business consulting services.

All transactions with related parties have occurred in the normal course of operations and are measured at the exchange amounts, which are the amounts of consideration established and agreed to by the related parties.

13.	SEGMENT INFORMATION

The Company and its subsidiaries operate in a single segment; the design, manufacture and sale of semi-conductor products and services for military and commercial applications. The Company’s operating and reporting segment reflects the management reporting structure of the organization and the manner in which the chief operating decision maker regularly assesses information for decision making purposes, including the allocation of resources. A summary of the Company's operations is below:

ODIS

Odis is the developer of the POET platform semiconductor process IP for monolithic fabrication of integrated circuit devices containing both electronic and optical elements on a single die.

BB Photonics

BB Photonics develops photonic integrated components for the datacenter market utilizing embedded dielectric technology that is intended to enable onchip athermal wavelength control and lower the total solution cost of datacenter photonic integrated circuits.

DenseLight

DenseLight designs, manufactures, and delivers photonic optical light source products and solutions to the communications, medical, instrumentations, industrial, defense, and security industries. DenseLight processes III-V based optoelectronic devices and photonic integrated circuits through its in-house wafer fabrication and assembly & test facilities.

On a consolidated basis, the Company operates geographically in Singapore, the United States and Canada. Geographical information is as follows:

	2016

As of September 30,	Singapore	US	Canada	Consolidated

Current assets	$2,638,572	$3,702,620	$5,706,457	$12,047,649
Property and equipment	9,654,106	120,524	2,802	9,777,432
Patents and licenses	-	432,128	-	432,128
Goodwill and intangibles assets	8,327,201	-	-	8,327,201

Total Assets	$20,619,879	$4,255,272	$5,709,259	$30,584,410

Nine Months Ended September 30,	Singapore	US	Canada	Consolidated

Sales	$1,438,286	$-	$-	$1,438,286
Cost of sales	863,591	-	-	863,591
Selling, marketing and
administration	1,809,776	5,691,434	898,045	8,399,255
Research and development	140,000	1,639,937	-	1,779,937
Impairment loss	-	63,522	-	63,522
Loss on disposal of property
and equipment	-	-	16,931	16,931
Investment income	-	-	(47,225)	(47,225)

Net loss from operations	$1,375,081	$7,394,893	$867,751	$9,637,725

POET TECHNOLOGIES INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in US Dollars)
13.	SEGMENT INFORMATION (Continued)

	2015

As of December 31,	Singapore	US	Canada	Consolidated

Current assets	$-	$3,055,947	$11,504,972	$14,560,919
Property and equipment	-	924,443	22,664	947,107
Patents and licenses	-	426,813	-	426,813

Total Assets	$-	$4,407,203	$11,527,636	$15,934,839

For the nine months ended September 30,	Singapore	US	Canada	Consolidated

General and administration	$-	$2,119,313	$3,850,976	$5,970,289
Research and development	-	2,518,927	-	2,518,927
Other income	-	-	(56,243)	(56,243)

Net loss from operations	$-	$4,638,240	$3,794,733	$8,432,973

Note: Certain prior period amounts have been reclassified to conform with the current year's presentation.

14.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The Company's financial instruments consist of cash and cash equivalents, accounts receivable, and accounts payable and accrued liabilities. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest risk arising from these financial instruments. The Company estimates that the fair value of these instruments approximates fair value due to their short term nature.

The Company has classified financial assets and (liabilities) as follows:

	September 30,	December 31,
	2016	2015

Fair value through profit or loss, measured at fair value:
Cash	$9,699,889	$14,409,996
Loans and receivable, measured at amortized cost:
Accounts receivable	893,960	-
Other liabilities, measured at amortized cost:
Accounts payable and accrued liabilities	(1,819,725)	(515,421)

Financial instruments recorded at fair value on the balance sheet are classified using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy has the following levels:

Level 1 - valuation based on quoted prices (unadjusted) observed in active markets for identical assets or liabilities.

Level 2 - valuation techniques based on inputs other than quoted prices included in Level 1 that are observable for the asset or liability either directly or indirectly.

Level 3 - valuation techniques based on inputs for the asset or liability that are not based on observable market data.

Cash and cash equivalents were determined using level 1 inputs.

POET TECHNOLOGIES INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in US Dollars)

14.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (Continued)

Credit Risk

The Company is exposed to credit risk associated with its accounts receivable. The Company has accounts receivable from both governmental and non-governmental agencies. Credit risk is minimized substantially by ensuring the credit worthiness of the entities with which it carries on business. Credit terms are provided on a case by case basis. The Company has not experienced any significant instances of non-payment from its customers.

The Company's accounts receivable ageing was as follows:

	September 30,	December 31,
	2016	2015

Current	$280,940	$-
31 - 60 days	82,830	-
61 - 90 days	21,106	-
> 90 days	215,519	-

Unbilled receivables	293,565	-

The Company has accounts receivable from one governmental agency representing 55% of total accounts receivable, 60% of which is unbilled at September 30, 2016. The billed portion is greater than 90 days old but was collected subsequent to September 30, 2016.

Exchange Rate Risk

The functional currency of each of the entities included in the accompanying consolidated financial statements is the local currency where the entity is domiciled. Functional currencies include the US, Singapore and Canadian dollar. Most transactions within the entities are conducted in functional currencies. As such, none of the entities included in the consolidated financial statements engage in hedging activities. The Company is exposed to a foreign currency risk with the Canadian and Singapore dollar. A 10% change in the Canadian and Singapore dollar would increase or decrease other comprehensive loss by $746,347.

Liquidity Risk

The Company currently does not maintain credit facilities. The Company's existing cash and cash resources are considered sufficient to fund operating and investing activities beyond one year from the issuance of these unaudited condensed consolidated financial statements.

POET TECHNOLOGIES INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in US Dollars)

15.	CAPITAL MANAGEMENT

In the management of capital, the Company includes shareholders' equity (excluding accumulated other comprehensive loss and deficit) and cash. The components of capital on September 30, 2016 were:

Cash and cash equivalents	$9,699,889
Shareholders' equity	$129,269,155

The Company's objective in managing capital is to ensure that financial flexibility is present to increase shareholder value through growth and responding to changes in economic and/or market conditions; to maintain a strong capital base so as to maintain investor, creditor and market confidence and to sustain future development of the business and to safeguard the Company’s ability to obtain financing should the need arise. A financing was undertaken subsequent to the period.

In maintaining its capital, the Company has a strict investment policy which includes investing its surplus capital only in highly liquid, highly rated financial instruments.

The Company reviews its capital management approach on an ongoing basis.

16.	EXPENSES

Research and development costs can be analysed as follows:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2016	2015	2016	2015

Wages and benefits	$372,655	$242,338	$823,951	$947,233
Subcontract fees	44,774	491,875	469,590	958,833
Stock-based compensation	147,434	170,490	364,850	471,469
Supplies	29,590	32,911	121,546	141,392

	$594,453	$937,614	$1,779,937	$2,518,927

Selling, marketing and administration costs can be analysed as follows:

Stock-based compensation	$872,536	$1,451,261	$2,802,161	$2,854,938
Wages and benefits	811,035	423,214	2,487,091	891,194
General expenses	254,246	200,261	789,374	734,160
Management and consulting fees	230,352	160,303	560,558	509,617
Professional fees	207,220	110,389	619,707	586,997
Depreciation and amortization	550,420	82,022	878,222	236,337
Rent	119,282	85,541	262,142	157,046

	$3,045,091	$2,512,991	$8,399,255	$5,970,289

POET TECHNOLOGIES INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in US Dollars)

17.	PREPAIDS AND OTHER CURRENT ASSETS

The following table reflects the details of prepaids and other current assets:

	September 30,	December 31,
	2016	2015

Sales tax recoverable and other current assets	$161,538	$52,401
Security deposits on leased properties	253,000	-
Equipment deposit	383,898	98,522

	$798,436	$150,923

18.	NON CURRENT ASSET HELD FOR SALE

During the period ended September 30, 2016, the Company reclassified $98,522 from prepaids and other current assets to property and equipment. During the period management determined that the equipment would not be used to generate future cash flows and committed to a plan to dispose of the equipment by September 30, 2016.

Management used a market approach to determine the equipment's fair value less cost of sell. Key assumptions included the cost of similar assets, the impact of customization and unique use. The fair value less cost to sell was determined to be $35,000 which is greater than its value in use. The Company recorded an impairment loss of $63,522 on the equipment and reclassified $35,000 from property and equipment to non current assets held for sale. The equipment was sold in July 2016.

19.	ACCOUNTS RECEIVABLE

The carrying amounts of accounts receivable approximate their fair value and are originally denominated in the following currencies before conversion to US dollars below:

		September 30,	December 31,
		2016	2015

Product sales	United States dollar	$408,025	$-
Billed project revenue	Singapore dollar	192,370	-
Unbilled project revenue	Singapore dollar	293,565	-

		$893,960	$-

The Company has one long term project based service contract in which it recognizes revenue when certain milestones have been reached. The customer is not necessarily invoiced at the time a milestone is reached. As at September 30, 2016, billed but uncollected receivable relating to this project was $192,370. This amount was collected in October 2016. There was $293,565 relating to unbilled milestones that were attained.

POET TECHNOLOGIES INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in US Dollars)

20.	INVENTORY

	September 30,	December 31,
	2016	2015

Raw materials	$145,664	$-
Finished goods	106,583	-
Work in process	403,117	-

	$655,364	$-

Finished goods include a fair value write up of $30,477 due to the fair value adjustment applicable to finished goods inventory on the acquisition of DenseLight.

21.	BUSINESS ACQUISITIONS

DenseLight

On May 11, 2016, the Company acquired all the issued and outstanding shares of DenseLight, a designer, manufacturer and provider of photonic sensing and optical light source products for consideration of $10,500,000. The all stock purchase was accomplished with the issuance of 13,611,150 common share of the Company at a price of $0.7714 per share. The Company also committed to issuing shares representing $1,000,000 to the sellers in the event that DenseLight meets or exceeds a pre-determined revenue target during calendar 2016.

This acquisition provides the Company with direct and preferred access to a fab infrastructure for future product development, access to product sales and channel distribution networks and a broader product portfolio of photonic products, technology and know-how.

Upon closing the acquisition, the Company negotiated a settlement agreement relating to obligations that were due to past or current employees of DenseLight. As part of the settlement agreement, the Company issued 1,738,236 common shares at a price of $0.7714 per share for a total of $1,343,629. The Company also paid $240,266 to current and past employees as part of the debt settlement. Accounts payable and accrued liabilities include $184,570 still due to past and current employees that will be paid over the next 6 months.

The Company also settled a loan of $500,000 owing to EDB Investments Pte. Ltd., an investor in DenseLight, with the issuance of 648,150 shares at a price of 0.771 per share.

Former management shareholders of DenseLight agreed not to sell, transfer, pledge or otherwise dispose of the the shares of the Company for a period of six months, at which time they may each sell up to 25% of their shares. They may sell an additional 25% of the shares after twelve months. Thereafter, all management shareholders shall be able to sell the remaining shares after 24 months from closing. Former non-management shareholders of DenseLight agreed not to sell, transfer, pledge or otherwise dispose of the shares they received for six months, at which time they may sell up to 25% of the shares received. Thereafter, they may sell the remaining shares after 12 months from closing.

On acquisition, DenseLight held accounts receivable and unbilled revenue in the amount of $368,910 which reflected their fair value. The Company does not expect that there will be any contractual cash flows that may not be realized. The billed receivables at closing have been subsequently collected.

The acquisition has been accounted for using the acquisition method of accounting. Acquisition related costs of $197,284 were expensed in the period and included in selling, marketing and administrative expenses.

A final assessment of the fair value of identifiable assets and liabilities acquired has not yet been completed. A provisional assessment of the purchase price allocation on the date of purchase has been determined as follows:

POET TECHNOLOGIES INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in US Dollars)

21.	BUSINESS ACQUISITIONS (Continued)

Fair value of consideration paid

Fair value of 13,611,150 shares issued	$10,500,000
Contingent consideration payable	283,130

Total consideration	$10,783,130

Recognised amounts of identifiable net assets:

Cash	$2,971
Accounts receivables and unbilled revenue	368,910
Prepaid and other current assets	293,386
Inventory	319,257
Property and equipment	8,635,650
Customer relationships	186,131
Goodwill	6,409,321
Trade payables	(2,928,335)
Loans and advances	(1,000,000)
Deferred tax liability	(1,504,161)

Net assets acquired	$10,783,130

Loans and advances include $500,000 that was advanced to DenseLight by the Company prior to its acquisition. This advance was used by DenseLight to cover the expenses required for the development under the Development Services Agreement between DenseLight and the Company, based on the special pricing negotiated between the parties.

The purchase and sale agreement provides for an additional $1,000,000 worth of shares to be issued to the sellers should gross revenue from DenseLight exceed certain targets for 2016. The fair value of this contingent consideration payable is determined by estimating the probability of the Company making that future payment and then discounting it to present value using a discount rate of 9% being the estimated cost of debt for the Company. At September 30, 2016, the Company estimates that the DenseLight will not exceed the established revenue targets for 2016. The contingent consideration payable has therefore been reclassified to earnings. A final assessment of the purchase price may yield a different valuation.

From the date of acquisition, DenseLight contributed $1,438,286 to consolidated revenues and $1,235,801 to consolidated net loss. Had the acquisition occurred on January 1, 2016, the Company estimates that DenseLight's contribution to consolidated revenue would have been $1,899,427 and would have contributed net loss of $558,817. In determining these amounts, the Company assumed that the preliminary fair value adjustments that arose on the acquisition date would have been the same had the acquisition occurred on January 1, 2016.

A deferred tax liability of $1,504,161 was created on the date of purchase relating to the fair value adjustment of the assets acquired. The period change in the fair value assets acquired arising from amortization or the sale of assets resulted in a deferred tax recovery of $108,517. Deferred tax liability at September 30, 2016 was $1,395,644.

BB Photonics

On June 22, 2016, the Company acquired all the issued and outstanding shares of BB Photonics, a designer of integrated photonic solutions for the data communications market for consideration of $1,550,000. The all stock purchase was accomplished with the issuance of 1,996,090 common share of the Company at a price of $0.777 per share.

POET TECHNOLOGIES INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in US Dollars)

21.	BUSINESS ACQUISITIONS (Continued)

The acquisition of BB Photonics provides the Company with additional differentiated intellectual property and know-how for product development which will enable the Company to better service its first identified commercialization market, the end-to-end data communications market, and augment its sensing roadmap.

The acquisition has been accounted for using the acquisition method of accounting. Acquisition related costs of $59,930 were expensed in the period and included in selling, marketing and administrative expenses.

A final assessment of the fair value of identifiable assets and liabilities acquired has not yet been completed. A provisional assessment of the purchase price allocation on the date of purchase has been determined as follows:

Fair value of consideration paid

Fair value of 1,996,090 shares issued	$1,550,000

Recognised amounts of identifiable net assets:

Cash	$15,820
Property and equipment	70,379
Unallocated intangibles and goodwill	1,471,719
Trade payables	(7,918)

Net assets acquired	$1,550,000

From the date of acquisition, BB Photonics contributed nil to consolidated revenues and $99,716 to consolidated net loss. Had the acquisition occurred on January 1, 2016, the Company estimates that BB Photonics' contribution to consolidated revenue would have been nil and it would have contributed net loss of $190,727. In determining these amounts, the Company assumed that the preliminary fair value adjustments that arose on the acquisition date would have been the same had the acquisition occurred on January 1, 2016.

22.	INTANGIBLE ASSETS

	Customer	Product
	relationships	development	Total

Cost
Balance, January 1, 2016	$-	$-	$-
Acquired through the acquisition of DenseLight	186,131	-	186,131
Additions	-	272,439	272,439

Balance, September 30, 2016	186,131	272,439	458,570

Accumulated Depreciation
Balance, January 1, 2016	-	-	-
Depreciation for the period	12,409	-	12,409

Balance, September 30, 2016	12,409	-	12,409

Carrying Amounts
At January 1, 2016	$-	$-	$-

At September 30, 2016	$173,722	$272,439	$446,161

POET TECHNOLOGIES INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in US Dollars)

23.	SUBSEQUENT EVENTS

On November 2, 2016 the Company completed a Short Form Base Shelf and Supplemental Prospectus offering of 34,800,000 units at a price of $0.269 (CAD$0.36) per unit for gross proceeds of $9,349,254 (CAD$12,528,000). Each unit consists of one common share and one common share purchase warrant. Each whole warrant entitles the holder to purchase one additional common share of the Company at a price of $0.388 (CAD$0.52) per share for a period of five years. The agents received cash commissions in the aggregate of $654,447 (CAD$876,960). Additional issue costs approximated $373,134 (CAD$500,000)

As part of the closing of the DenseLight acquisition on May 11, 2016, certain of the sellers agreed to escrow 20% of the POET shares issued as consideration to satisfy any claims or liabilities that may arise relating to breaches of representations and warranties set forth in the share purchase agreement. Subsequent to the end of the period, in connection with the Share Purchase Agreement relating to DenseLight, the Company determined that a claim should be made against the shares held in escrow related to certain warranties given by the Sellers. The number of escrowed shares which may be affected was 2,722,230, which had a value of US$2,100,000 at the time of the acquisition. The Company is in the process of documenting the claims and determining the effect on the value of the transaction.